------ www.electrovaya.com

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2022

DECEMBER 5, 2022

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

● Introduction

Management's discussion and analysis ("MD&A") provides our viewpoint on our Company, performance and strategy. "We," "us," "our," "Company" and "Electrovaya" include Electrovaya Inc. and its wholly-owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on December 5, 2022 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the years ending September 30, 2022 and 2021, and should be read in conjunction with our consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company's consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards ("IFRS"). Additional information about the Company, including Electrovaya's current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com.

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● Forward-looking statements

This MD&A contains forward-looking statements including statements with respect to the effect of the global COVID-19 novel coronavirus pandemic and its impact on the Company's supply chain, customer demand and order flow, its health implications on employees and other stakeholders, and its effect on the Company's delivery schedule, other factors impacting revenue, the competitive position of the Company's products, global trends in technology supply chains, the Company's strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, expectations with respect to increasing predictability of customer sales cycles in the future, the Company's products, including E-bus and electric lift truck applications and the potential for revenue from new applications (including the e-bus market), market conditions being favourable for the use of the Company's shelf prospectus; the ability to draw on the Company's shelf prospectus and favourable market conditions therefor, cost implications, continually increasing the Company's intellectual property portfolio, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its customers and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this MD&A include, among other things, that current customers will continue to make and increase orders for the Company's products; that the Company's alternate supply chain will be adequate to replace material supply and manufacturing; that the Company's products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to currency rates and creditworthiness of customers); the relative effect of the global COVID-19 public health emergency on the Company's business, its customers, and the economy generally; the Company's liquidity and capital resources, including the availability of additional capital resources to fund its activities; the Company's ability to consolidate its shares in contemplation of listing on NASDAQ; the Company's application and ability to list its common shares on NASDAQ; industry competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found herein under the heading "Qualitative and Quantitative Disclosures About Risks and Uncertainties", in the Company's Annual Information Form ("AIF") for the year ended September 30, 2022 under the heading "Risk Factors", and in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

Revenue forecasts herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between actual and forecasted results, and the differences may be material. The inclusion of the FOFI in this MD&A should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1. OUR BUSINESS

Electrovaya Inc. designs, develops and manufactures directly or through out-sourced manufacturing lithium ion batteries for Material Handling Electric Vehicles ("MHEV") and other electric transportation applications, as well for electric stationary storage and other battery markets. Our main businesses include:

(a) lithium ion battery systems to power MHEV including fork-lifts as well as accessories such as battery chargers to charge the batteries;

(b) lithium ion batteries for other transportation applications; and,

(c) industrial and residential products for energy storage.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario. In December 2019, Electrovaya moved its corporate head office to 6688 Kitimat Road in Mississauga, Ontario. The new location, which comprises approximately 62,000 square feet, is designed to enhance the Company's productivity and efficiency. For further information, see "Liquidity and Capital Resources".

The Company researches in many areas of lithium ion batteries and has developed and patented a number of items in the lithium ion battery area. Electrovaya carries out engineering development at this facility, including assembly of complete battery systems. The Company has operating personnel at our headquarters in Canada and sales personnel in the USA.

Electrovaya has a team of mechanical, electrical, electronic, battery, electrochemical, materials and system engineers able to give clients a "complete solution" for their energy and power requirements. Electrovaya also has substantial intellectual property in the lithium ion battery sector.

Management believes that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery solutions that are competitive with currently available advanced lithium ion and non-lithium ion battery technologies. These characteristics include:

● Scalability and pouch cell geometry: We believe that large-format pouched prismatic (flat) cells represent the best long-term battery technology for use in large electro-motive and energy storage systems.

● Safety: We believe our batteries provide a high level of safety in a lithium ion battery. Safety in lithium ion batteries is becoming an important performance factor and Original Equipment Manufacturers ("OEMs") and users of lithium ion batteries prefer to have the highest level of safety possible in lithium ion batteries.

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● Cycle-life: Our cells are in the forefront of battery manufacturers with respect to cycle-life, with excellent rate capabilities. Cycle-life is generally controlled by the parasitic reactions inside the cell and these reactions have to be reduced in order to deliver industry leading cycle-life. Higher cycle-life is of importance in many intensive applications of lithium ion batteries.

● Energy and Power: Our batteries give industry leading combination of energy and power and can be application specific.

● Battery Management System: Our Battery Management System ("BMS") has developed over the years, and provides excellent control and monitoring of the battery with advanced features as well as communication to many chargers, electric vehicles and other devices.

2. OUR STRATEGY

We have developed a series of products which focus on maximising the cycle-life of the battery such that mission critical and intensive use applications would be interested in such long life batteries while giving appropriate energy and power. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for discerning users. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Supply chains allow flexibility in production as well as ability to manage scalable and fluctuating demands, especially for emerging new product introductions. The global trend in technology products is to use high quality supply chains to achieve scalable production and reduce or eliminate ownership of component suppliers. The battery systems we have developed are focused on mission critical applications, where the battery has to be used for long durations and could be charged and discharged several times a day. Electrovaya has moved away from owning component suppliers and making use of higher levels of contract manufacturing to produce its customised requirements.

Our goal is to utilize our battery and systems technology to develop and commercialize mass- production levels of battery systems for our targeted end markets.

To achieve these strategic objectives, we intend to:

● Establish global strategic relationships in order to broaden the market potential of our products and services;

● Develop and commercialize leading-edge technology for the stationary grid, zero-emission vehicle, as well as partnering with key large organizations to bring them to market;

● Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

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● Focus on intensive use and mission critical applications such as the logistics and e- commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

3. RECENT DEVELOPMENTS

On January 12, 2022, the Company announced the receipt of a battery purchase order through its OEM sales channel valued at about $3.05 million. The batteries will be used by a leading Fortune 100 company to power MHEVs in a new distribution centre in the United States.

On January 19, 2022, the Company announced a new battery purchase order through its OEM sales channel valued at approximately $3 million from the same end user. The end user is a leading Fortune 100 company, which will deploy the batteries in MHEVs in a new distribution centre in the United States. Total orders from this end user are valued at approximately $6 million so far in 2022.

On February 7, 2022, the Company announced the appointment of Kartick Kumar to its Board of Directors, effective as of that date.

On February 23, 2022, the Company announced that its credit facility has been increased from C$7 million to C$11 million to support its sales growth. In addition, it extended the term to maturity of its C$6 million promissory notes with a Canadian financial institution from July 1, 2022 to December 21, 2022. As consideration for these amendments, Electrovaya paid a renewal fee of C$400,000, satisfied through the issuance of shares to the financial institution.

On March 10, 2022, the Company announced the following business update:

● The Company's OEM partner Raymond Corporation ("Raymond") published a white paper on its website, analyzing the performance of the Electrovaya battery versus competitors. The paper illustrates the best in class performance regarding safety and cycle life of Electrovaya's battery.

● The Company is encouraged by the performance of the initial test cells for it's Solid State Battery Platform. Patents continue to be filed to protect its proprietary process and materials. This is a highly competitive and topical area, and the Company is carefully protecting its IP. Electrovaya is cycling its cell at room temperature, and continues to see increasing cycle life with minimal degradation. The Company expects to share some of its results as the data accumulates.

● The Company continues to experience growing demand from new and existing customers for its material handling battery products. Many of the Company's end customers are implementing its products in multiple distribution centers. Electrovaya batteries, powering material handling vehicles, have grown from over 60 locations in September 2021 to more than 80 locations today, covering more than 20 U.S. states. In spite of supply chain challenges, the Company's production team achieved an on-time delivery ("OTD") in 2021 of 96.8%. To date in 2022, OTD is 100%; although there is no certainty that such on-time delivery will continue.

● The Company is taking steps to reduce supply and cost risks. The Company has entered an agreement, subject to closing, on a manufacturing facility in the United States. The intention is to create a lithium-ion battery assembly, cell, and module plant. This facility when operational could augment Electrovaya's current production, reduce lead times on key components, and eventually reduce component cost and provide a secure supply. The Company will provide more information on this initiative as it progresses. The proposed new facility will complement the work being done by Electrovaya at its two other locations in Mississauga, Canada.

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On March 30, 2022, the Company announced that its e-forklift batteries have demonstrated strong performance with negligible degradation after four years of heavy use in a Fortune 100 company's 24/7 distribution centre. Battery life degradation is an issue with all batteries due to factors such as heavy loads, extreme conditions, overcharging, deep discharging, heavy usage, and less-than-optimal charging between shifts. The Company's batteries demonstrated negligible degradation of approximately 1% in heavy-duty usage at the Fortune 100 company's distribution centre.

On April 7, 2022, the Company announced that it recently received further purchase orders valued at about $10.6 million. The Company received a blanket purchase order from its OEM sales partner valued at more than $9.4 million, and other purchase orders worth approximately $1.2 million. It is anticipated that a major portion of the blanket purchase orders will be for a leading Fortune 100 company to power Materials Handling Electric Vehicles in distribution centers in the US.

On April 11, 2022, the Company announced that it has completed UL2580 certification for about 28 models of 48V lithium ion batteries. Most of these models also represent new product offerings, significantly increasing the Company's overall materials handling product lines.

On April 13, 2022, the Company announced breakthrough performance results for its proprietary solid state hybrid lithium metal battery technology at its Electrovaya Labs division. The results support opportunities to significantly expand Electrovaya's product offerings and customer base over the long term.

On May 24, 2022, the Company announced the appointment of Dr. Raj Das Gupta as Chief Executive Officer, and a member of the Company's Board of Directors.

On June 14, 2022 the Company announced the appointment of John Gibson, as the Chief Financial Officer, of Electrovaya effective as of June 13th, 2022.

On June 30, 2022, the Company announced the receipt of a US patent for a unique battery electrode microstructure with superior distribution of active and non-active materials. The US Patent number is US11,355,744B2 and is titled Lithium Ion Battery Electrode with Uniformly Dispersed Electrode, Binder and Conductive Additive.

3.1 Business Highlights, Subsequent Events and 2023 Outlook

Business Highlights - Q4 FY2022:

On July 7, 2022, the Company announced the receipt of a battery purchase order through its OEM sales channel valued at approximately $11 million.

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On July 21, 2022, the Company announced that it had increased the credit facility limit from $14 million to $16 million to support sales growth. As a consideration for these amendments, the Company paid a fee of C$50,000, paid in shares to the financial institution.

On July 28, 2022, the Company announced that it had earned ISO 9001:2015 certification for its quality management system. The scope of the Company's certification includes the design, manufacturing, supply and repair of lithium ion battery products.

Subsequent Events

On October 3, 2022, the Company announced that it has selected New York State as the location for its first U.S. gigafactory (the "Gigafactory"), for the production of cells and batteries. The Company will set up operations at a 137,000 square foot plant on a 52-acre campus near Jamestown, NY. The Company is developing the Gigafactory due to rising demand for its lithium- ion batteries, which provide superior safety and longevity in demanding applications for e- forklifts, e-trucks, e-robots, e-buses and more. Empire State Development (ESD) is assisting the project by providing up to $4 million of tax credits through the performance-based Excelsior Jobs Program, and $2.5 million of funding through the Regional Council Capital Fund Program. The Gigafactory will be located in a former electronics manufacturing facility and is expected to create approximately 250 new jobs, with expected production of more than one GWh of battery and energy storage systems over the next five years. The Company will also be eligible for other New York State funds, as well as U.S. federal funding from various agencies and programs. In July, the New York Power Authority Board of Trustees approved an allocation of more than 1.5 megawatts of low-cost hydropower under the Power Authority's Industrial Economic Development program to meet the increased electric load resulting from the Gigafactory. The final capital cost of the facility is estimated at approximately $75 million, and it is expected to open in phases starting late 2023.

On November 9, 2022, the Company announced that it had completed its private placement with existing institutional inventors, new institutional investors and insiders, (the "Offering") of 17,543,402 units ("Units") at a price of $0.8461 per Unit for aggregate gross proceeds of approximately C$14.8 million. Each Unit comprises one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share at a price of C$1.06 until November 9, 2025, subject to adjustment in accordance with the terms and conditions of the Warrants. In addition, if the Common Shares are not listed on the Nasdaq Capital Market by April 30, 2023, the exercise price of the Warrants will be adjusted to C$0.94 per Common Share, subject to adjustment in accordance with the terms and conditions of the Warrants. The securities issued in connection with the Offering are subject to restrictions on resale pursuant to applicable securities laws. The proceeds of the Offering will be used for working capital to service purchase orders, for general corporate purposes, Jamestown startup costs, for debt repayment and restructuring.

Positive Financial Outlook:

In Q3 FY2022, the Company updated its revenue guidance for Q4 FY2022 and FY2022 to $11 million and $21 million respectively. Due to unanticipated supply chain delays, which led to some deliveries being pushed into Q1 FY2023, the Company missed its revenue guidance.

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The Company anticipates revenue of approximately $42 million for the fiscal year ending September 30, 2023 ("FY 2023"), more than double the revenue total of $19.8 million in FY 2022. The revenue is anticipated to be generated from two primary sources: direct sales and sales through the Company's OEM partner dealer network.

The revenue forecast takes into consideration the Company's existing purchase order backlog, anticipated pipeline from existing customers and additional demand from its OEM Strategic Supply Agreement, which includes an exclusivity provision, pursuant to which the OEM must make annual purchases in the minimum amount of $15 million in order to maintain exclusivity. This annual period commences on January 1, 2023. While there is no assurance that the OEM will make more than $15 million of purchases in 2023, given the sales initiatives underway with the OEM, management anticipates achieving or even possibly exceeding this minimum purchase level and has accordingly included it in the revenue forecast of $42 million for FY 2023.

4. SELECTED ANNUAL FINANCIAL INFORMATION

4.1 Selected Annual Financial Information for the Years ended September 30, 2022, 2021 and 2020

Results of Operations

(Expressed in thousands of U.S. dollars)

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Operating Segments

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

Revenue

Revenue increased to $19.8 million, compared to $11.6 million for the years ended September 30, 2022 and 2021 respectively, an increase of $8.2 million or 71%. The 71% increase in year-over- year revenue was due to increased order volume and ramp up in production to meet the demand.

Revenue was predominantly from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for $18.9 million or 95% of revenue for FY 2022 and $9.5 million or 82% for FY2021. Sale of engineering services, research grants, and other sources of revenue, including Government assistance, accounted for the remaining $1 million or 5% in FY 2022 and $2.1 million or 18% in FY 2021.

For the year ended September 30, 2022 revenue attributable to the United States accounted for $17.9 million 90% of total revenue while revenue attributed to Canada and other countries accounted for the remaining $1.9 million or 10%. For the year ended September 30, 2021 revenue attributable to the United States accounted for $9.4 million or 81% and Canada was $2.2 million 19%. This reflects the growing level of interest in our material handling batteries and an increased direct and indirect sales presence in the United States.

Direct Manufacturing Costs (variable costs) and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin increased to $4.9 million, compared to $3.9 million for the year ended September 30, 2022 and 2021 respectively, an increase of $1 million or 24%. The gross margin percentage was 25% for the year ended September 30, 2022, compared to 34% for the prior year. Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement. In the current fiscal year we have seen some significant increases in prices due to inflationary pressures. The company has offset this by increasing sales prices and continues to work to improve gross margins going forward.

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Operating Expenses

Operating expenses include:

● Research and Development ("R&D") Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;

● Government Assistance The company applied for and received funding from the Industrial Research Assistance Program during the year;

● Sales and Marketing Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya's product lines;

● General and Administrative General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company's corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;

● Stock based compensation Recognizes the value based on Black-Scholes option pricing model of stock based compensation expensed over the relevant vesting period;

● Financing costs Financing costs includes the cost of debt, equity or other financing. This includes cash and non-cash interest, legal costs of financing, commissions and fees; and,

● Patent and trademark costs Patent and trademark expense recognizes the cost of maintaining the Company's patent and trademark portfolio.

Total operating expenses increased to $11.7 million compared to $10.9 million for the years ended September 30, 2022 and 2021 respectively, an increase of $0.8 million or 7%. Within the year, R&D expenses decreased by $0.6 million. The decrease was due to less engineering resources being required in production activities due to the stability of the product offerings. We are increasing the involvement staff and resources in Electrovaya Labs activities in ongoing research in the areas of solid-state batteries, electrode production and higher energy density batteries as opposed to being involved in production activities. The actual headcount of engineers and scientists has increased. The R&D expense will vary period to period as staff are utilized in R&D or production activities.

Other movements in the year included a decrease to Government assistance of $0.6 million, an increase in stock based compensation of $0.8 million. Other costs have not changed significantly from the prior year.

Net Profit/(Loss)

The net loss decreased to $6.5 million from a net loss of $7.5 million for the years ended September 30, 2022 and 2021 respectively, an decrease of $1 million. This decrease in the net loss was due in a large part to the increase in revenue during the year of 71%, gross margin of 25% and operating expenses of 7%. The Company also benefited from movements in exchange rates and recognised a foreign exchange gain of $0.5 million, compared to the loss of $0.2 million in the prior year.

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Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation costs and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Adjusted EBITDA1 increased by $1.7 million due to the 71% increase in revenue and the 5% increase in operating expenses during the year. Adjusted EBITDA for Q4 was $0.6 million and Management is focused on maintaining this trend in 2023.

Adjusted EBITDA1 will improve primarily through increased sales, maintaining gross margin percentage and controlling operating expenses. We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

Summary Financial Position

(Expressed in thousands of U.S. dollars)

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In the three year period commencing September 30, 2020 and ending September 30, 2022 current assets have increased by $7.4 million, current liabilities have increased by $4.9 million and the equity deficiency has decreased by $2.7 million.

Management is focused on continuing to improve the company's financial position through the prudent use of debt and equity but most importantly achieving a profitable position and strong working capital management.

Summary Cash Flow

(Expressed in thousands of U.S. dollars)

The Company ended September 30, 2022 with $0.6 million of cash as compared to $4.2 million and $1.1 million for September 30, 2021 and 2020, respectively.

For the year ended September 30, 2022 the Company had cash used in operating activities of $4.8 million, as compared to $5.5 million and $1.7 million for September 30, 2021 and 2020, respectively. The company increased its revolving credit line to CAD $16 million to help fund purchase orders.

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4.2 Quarterly Financial Results

Results of Operations

(Expressed in thousands of U.S. dollars)

2022				
	Q1	Q2	Q3	Q4	2022
Total Revenue	$ 1,250	$ 4,290	$ 4,305	$ 9,978	$ 19,823
Variable Costs	884	3,208	3,218	7,537	14,847
Gross Margin	366	1,082	1,087	2,441	4,976
GM%	29%	25%	25%	24%	25%
Expenses					
Research & development	787	1,179	944	989	3,899
Government assistance	(30)	(96)	(226)	142	(210)
Sales & marketing	300	369	290	188	1,147
General & administrative	582	733	669	705	2,689
Stock based compensation	190	131	378	659	1,358
Finance Cost	590	678	622	810	2,700
Patent & trademark expenses	9	28	24	26	87
	2,428	3,022	2,701	3,519	11,670
	(2,062)	(1,940)	(1,614)	(1,078)	(6,694)
Depreciation	100	101	100	98	399
Gain (Loss) from operations	(2,162)	(2,041)	(1,714)	(1,176)	(7,093)
Gain on redemption of debentures	-	-	-	-	-
Foreign exchange gain (loss)	7	(210)	253	496	546
Net Profit (Loss)	(2,155)	(2,251)	(1,461)	(680)	(6,547)

	2021				
	Q1	Q2	Q3	Q4	2021
Total Revenue	$ 2,583	$ 2,927	$ 1,918	$ 4,156	$ 11,584
Variable Costs	1,762	2,003	1,203	2,692	7,660
Gross Margin	821	924	715	1,464	3,924
GM%	32%	32%	37%	35%	34%
Expenses					
Research & development	906	1,001	1,007	1,641	4,555
Government assistance	-	(210)	(354)	(307)	(871)
Sales & marketing	262	340	332	348	1,282
General & administrative	539	563	942	605	2,649
Stock based compensation	44	47	42	408	541
Finance Cost	516	885	364	904	2,669
Patent & trademark expenses	11	10	10	27	58
	2,278	2,636	2,343	3,626	10,883
	(1,457)	(1,712)	(1,628)	(2,162)	(6,959)
Depreciation	70	72	74	103	319
Gain (Loss) from operations	(1,527)	(1,784)	(1,702)	(2,265)	(7,278)
Gain on redemption of debentures	-	-	-	-	-
Foreign exchange gain (loss)	(317)	(82)	(90)	233	(256)
Net Profit (Loss)	(1,844)	(1,866)	(1,792)	(2,032)	(7,534)

For the three month period September 30, 2022, total revenue was $9.9 million. This quarterly revenue was $5.8 million higher than Q4 FY2021 and was the equivalent to the three previous quarters combined. The increase is a direct result of increased orders and deliveries in FY2022.

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Continued advances in technology and a highly competitive market are more significant factors than general economic conditions and specific price changes when considering major impacts on revenue. In particular, the alternative energy market continues to be robust and the Company believes that new and important opportunities will potentially be available to it. Supply chain issues, however, are a continuing risk factor and introduce a level of uncertainty.

Gross margin increased by $1 million to $2.4 million for Q4 2022 from $1.4 million for Q4 2021. The gross margin percentage decreased to 24% in Q4 2022 as compared to Q4 2021. As described earlier this was due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement.

Total operating expenses for Q4 2022 decreased to $3.5 million as compared to $3.6 million for Q4 2021, a decrease of $0.1 million. The largest component of the operating expense reduction was a $0.2 million decrease in research and development costs.

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2022	$1,250	$4,290	$4,305	$9,978
2021	$2,583	$2,927	$1,918	$4,156
2020	$861	$1,947	$4,799	$6,918

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2022	$(2,155)	$(2,251)	$(1,461)	$(680)
2021	$(1,844)	$(1,866)	$(1,792)	$(2,032)
2020	$(1,909)	$(1,108)	$4,825	$(696)

Quarterly net gains (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2022	$(0.01)	$(0.02)	$(0.01)	$(0.00)
2021	$(0.01)	$(0.02)	$(0.01)	$(0.01)
2020	$(0.02)	$(0.01)	$0.05	(0.01)

Quarterly Revenue and Seasonality

The Company has not historically experienced seasonality in its business. In recent periods, however, revenue has been relatively low in the fiscal first quarter, which management believes reflects material handling customers' preference to defer product delivery past the holiday season and into the New Year. This is due to an increasing e-commerce demand and the need to minimize changes or disruptions at high-volume distribution centers. Seasonality has also increased due to the impact of COVID-19 on the general consumer community as a result of a shift from in-person to online shopping, increasing the activity at distribution centres.

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The lithium ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and "lumpy", or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders it is management's view that the sales will grow in a more predictable and consistent fashion.

5. LIQUIDITY AND CAPITAL RESOURCES

The Company ended its 2022 fiscal year on September 30, 2022, with $0.6 million of cash and had drawn $11.6 million of a working capital facility with a maximum availability of $11.6 million. The Company believes that the strong quarterly revenue will provide adequate working capital to support its operating activities at the anticipated sales level for the 12 months ended September 30, 2022.

In February, 2022 the promissory note which was due on July 1, 2022 was amended to December 21, 2022. The revolving credit facility was increased from C$7 million to C$11 million to support sales growth. In exchange for the increase and extension, the company paid C$400K as an extension fee, satisfied through the issuance of Common Shares. Following, in May, the revolving credit facility was increased to C$14 million. All other terms and conditions are unchanged. In exchange for the extension, the Company paid Canadian $50K as amendment fee. Following, in July 2022, the revolving credit facility was again increased to C$16 million. All other terms and conditions are unchanged. In exchange for extension, the Company paid C$50K as amendment fee.

Given the Company's improved revenue levels, accounts receivable level, good relations with our supportive financial lender, strong relationship with our OEM partner, strong backlog and sales pipeline, and availability to draw on $100 million shelf prospectus, we are confident in our ability to continue operations for at least twelve months.

At September 30, 2022, we had the following contractual obligations:

Year of Payment	Debt
Obligation	Repayment
2023	16,607
2024	55
2025	55
2026	56
2027 and thereafter	83
Total	$16,856

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6. OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

	Common Shares
	Number	Amount
Balance, September 30, 2021	145,940,908	$102,498
Issuance of shares	306,122	234
Issuance of shares	65,000	29
Transfer from contributed surplus	-	25
Balance, December 31, 2021	146,312,030	102,786
Issuance of shares	493,826	320
Balance, March 31, 2022	146,805,856	103,106
Issuance of shares	230,769	115
Issuance of shares	84,746	40
Issuance of shares	6,666	3
Transfer from contributed surplus	-	2
Balance, June 30, 2022	147,128,037	103,266
Issuance of shares	58,823	39
Balance, September 30, 2022	147,186,860	$103,305

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to amend the articles of the Corporation to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares on the basis of one new common share for every 5 existing common shares (or such lower consolidation ratio as may be determined by the Board). Such consolidation would ultimately only become effective at a future date determined by the Board if the Board determined it was in the best interests of the Corporation to implement a consolidation. There is no assurance that the Board will decide to implement a share consolidation and the Common Shares may remain unconsolidated indefinitely, however, the Company has covenanted with certain institutional investors to use its best efforts to complete a listing of its Common Shares on the Nasdaq Capital Market by April 30, 2023. The Company is in the process of applying to list on Nasdaq.

On March 25, 2022 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 23,000,000 to 30,000,000.

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The following table reflects the quarterly stock option activities for the period from October 1, 2021 to September 30, 2022:

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2021	17,277,271	$0.45
Issued	100,000	$0.90
Cancelled or expired	(54,998)	$0.63
Exercised	(65,000)	$0.44
Outstanding, December 31, 2021 and March 31, 2022	17,257,273	$0.44
Issued	1,500,000	$0.44
Exercised	(6,666)	$0.51
Outstanding, June 30, 2022	18,750,607	$0.57
Cancelled or expired	(106,666)	$0.63
Outstanding, September 30, 2022	18,643,941	$0.46

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 15,100,000 to 23,000,000.

The following table reflects the outstanding warrant and Broker Compensation Option activities for the period from October 1, 2021 to September 30, 2022:

Details of Share Warrants

	Number	Exercise
	Outstanding	Price
Outstanding, September 30, 2020	17,262,679
Exercised during the quarter ended December 31, 2020	(242,500)	$0.16
Exercised during the quarter ended December 31, 2020	(3,333,333)	$0.57
Outstanding, December 31, 2020	13,686,846
Exercised during the quarter ended March 31, 2021	(200,000)	$1.15
Exercised during the quarter ended March 31, 2021	(4,000,000)	$1.15
Exercised during the quarter ended March 31, 2021	(416,666)	$0.16
Issued during the quarter ended March 31, 2021	1,211,113	$1.39
Outstanding, March 31, 2021	10,281,293
Exercised during the quarter ended June 30, 2021	(1,565,833)	$0.16
Outstanding, June 30, 2021	8,715,460
Issued during the quarter ended September 30, 2021	1,459,615	$1.26
Outstanding, September 30, 2021 and September 30, 2022	10,175,075

Details of Compensation Options to Brokers

	Number	Exercise
	Outstanding	Price
Outstanding, September 30, 2020 & December 31, 2020	322,304	$1.15
Exercised during the quarter ended March 31, 2021	(322,304)	$1.15
Issued during the quarter ended March 31, 2021	145,333	$1.39
Outstanding, March 31, 2021, June 30, 2021	145,333
Issued during the quarter ended September 30, 2021	87,578	$1.06
Outstanding, September 31, 2021 & September 30, 2022	232,911

As of September 30, 2022, the Company had 147,186,860 common shares outstanding, 18,643,941 options to purchase common shares outstanding, 232,911 compensation options outstanding and 10,175,075 warrants to purchase common shares outstanding.

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7. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the year ended September 30, 2022.

8. RELATED PARTY TRANSACTIONS

Transactions with Chairman and controlling shareholder of Electrovaya Inc. and Officers of the Company

Annual General Expenses

There is an outstanding payable balance due to the Executive Chairman of $18 relating to raising of capital on behalf of the Company, as at September 30, 2022 (2021-$18).

During the year ended September 30, 2022, the Company paid $42 (2021 - Nil) to the Chief Financial Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the year ended September 30, 2022, the Company paid $70 (2021 - $36) to a director of Electrovaya Corp. for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the year ended September 30, 2022, the Company paid $198 (2021 - $306) to the Executive Chairman, who is also a controlling shareholder of the Company. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

Personal Guarantees

The Chairman and controlling shareholder personally guaranteed the following short-term loans.

	September 30, 2022		September 30, 2021
	CDN	USD	USD
Shareholder guaranteed loan (Dec. 2017)	$500	$364	$395
Shareholder guaranteed loan (June 2019)	300	218	236
	$800	$582	$631

	September 30,
	2022	2021
Promissory Note	$4,734	$4,503

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The promissory note is also secured by the personal guarantee of Dr. Sankar Das Gupta, the Chairman and a controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender.

In June 2020, as consideration for the significant personal risk involved in granting the Company's lenders personal guarantees and share pledges, the Company's independent directors approved the issuance to Dr. Das Gupta of 4,000,000 Common Shares at a price of $0.13 (Cdn $0.18), and 7,100,000 warrants to purchase Common Shares, each exercisable at a price of $0.13 (Cdn $0.18) until April 2, 2030 as consideration for the guarantees and pledges described above.

Electrovaya Labs - Facility Usage Agreement

In May 2021 Electrovaya entered a month to month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, Electrovaya's Chairman and controlling shareholder, and which group includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of $25,000 is now with a related party of Electrovaya.

In December 2021 the Facility Usage Agreement was renewed for a further 12 months on the same terms and conditions.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Corporation, a committee composed entirely of independent directors, the Board of Directors of the Corporation determined that it is advisable and in the best interests of the Corporation to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Corporation's shareholders.

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalization thresholds. As the target market capitalization thresholds have not yet been reached, none of these options have vested.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalization thresholds. As the target market capitalization thresholds have not yet been reached, none of these options have vested.

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Sustainable Energy Jamestown

During the year, the Company advanced the amount of $0.4 million on behalf of Sustainable Energy Jamestown, a US Corporation controlled by parties related to shareholders of the Company. The expenses related to property costs, legal fees, monthly mortgage payments and other administrative charges. There is no interest or term associated with the advance.

On November 1, 2022, the Company entered into an agreement with Sustainable Energy Jamestown ("SEJ"), a party related to shareholders of the Company for the purchase of the building at 1 Precision Way, Jamestown, NY. The purchase agreement sets the purchase price at $5,500 less any expenses incurred on behalf of the related party to date and the repayment of the deposit of $550. The purchase is expected to be finalized on or about June 30, 2023.

9. CRITICAL ACCOUNTING ESTIMATES

The Company's management makes judgments in the process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company's financial information are reflected in Note 3 of the Company's September 30, 2022 consolidated financial statements.

10. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended September 30, 2022.

11. FINANCIAL AND OTHER INSTRUMENTS

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

12. DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

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Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2022.

13. INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company's internal control over financial reporting on September 30, 2022, based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, as of September 30, 2022, the Company's internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Company's internal control over financial reporting on September 30, 2022.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2022, has been audited by Goodman & Associates LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited consolidated financial statements.

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14. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's capital management objectives are:

● to ensure the Company's ability to continue as a going concern.

● to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the Promissory note, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	30-Sep-22	30-Sep-21
Total (Deficiency)	$(5,919)	$(1,696)
Cash and cash equivalents	(626)	(4,202)
(Deficiency)	(6,545)	(5,898)
Total (deficiency)	(5,919)	(1,696)
Promissory Note	4,363	4,734
Short-term loan	582	631
Working capital facilities	11,635	3,277
Other Long-term liabilities	2,629	3,220
Overall Financing	$13,290	$10,166
Capital to Overall financing Ratio	-0.49	-0.58

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Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company's maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	September 30,
	2022	2021
Cash and cash equivalents	$626	$4,202
Trade and other receivables	6,309	1,341
Carrying amount	$6,935	$5,543

Cash and cash equivalents are comprised of the following:

	September 30,
	2022	2021
Cash	$626	$4,202
Cash equivalents	-	-
	$626	$4,202

The Company's current portfolio consists of certain banker's acceptance and high interest yielding saving accounts deposits. The majority of cash and cash equivalents are held with financial institutions, each of which had at September 30, 2022 a rating of R-1 mid or above.

The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

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Liquidity risk

The Company is exposed to liquidity risk from trade and other payables in the amount of $4,147 (2021 - $3,248), Promissory Note and loan financing of $4,945 (2021 - $5,365), working capital facilities $11,635 (2021 - $3,277) and other payables of $391 (2021 - $588). Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. The Company manages its liquidity risk by carefully monitoring the cash requirements and balancing them against the cash received from operations and government grants.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from prime plus 7% to 24%. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the Canadian dollar and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at Sep 30, 2022 was $386 (2021 - $1,136).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain by $179 (2021 - $70).

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

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Disclosure control risks

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures ("DC&P"), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting ("ICFR"), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results.

Based on the evaluation of the design and operating effectiveness of the Company's ICFR, the CEO and CFO concluded that the company's ICFR was effective as at September 30, 2022.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant. Control deficiencies have been identified within the Company's accounting and finance departments and its financial information systems over segregation of duties and user access respectively. Specifically, certain duties within the accounting and finance departments were not properly segregated due to the small number of individuals employed in these areas. To our knowledge, none of the control deficiencies has resulted in a misstatement to the financial statements. However, these deficiencies may be considered a material weakness resulting in a more-than remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company's condensed interim unaudited financial statements by the Company's auditors and daily oversight by the senior management of the Company.

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15. COVID-19 BASED RISKS

The global COVID-19 pandemic created a number of risks in Electrovaya's business, not all of which may be quantifiable to or immediately identifiable by the Company. The Company believes the impact of the virus on the Company's operations and workforce has been mitigated as the Company was exempt from government lockdown orders, as manufacturing has generally been deemed an essential service in Ontario and the Company has continued to operate throughout the pandemic.

While the efficiency of the Company's day-to-day operations has not to date been negatively impacted by the need for physical separation and increased sanitation, depending on future outbreaks and their severity, there may be a risk of such negative impacts on efficiency and productivity in the future. Social distancing restrictions to protect the safety of our employees may limit the volume of product the Company is able to manufacture and distribute. In addition, some employees may have been affected in their ability to travel on public transit or otherwise work due to safety fears, or may be subjected to lockdowns or quarantines, particularly if exposed to the virus, even if not infected themselves, which could lead to absenteeism and impacts on productivity. Any on-site exposure to the virus could result in complete shutdowns to operations.

The Company has not experienced significant detrimental effects on productivity or costs due to mitigation strategies, including the implementation of social distancing (including work-from- home policies for those employees who could work from home), personal protective equipment requirements, employee education, and sanitation measures, particularly as knowledge of the risk profile for viral infection increased throughout the effective period of the pandemic and targeted sanitation measures were adjusted accordingly. Through the early phases of the COVID-19 pandemic, the Company's scientists understood, based on information available at the time, that the virus had a high possibility of airborne transmission through respiration of aerosol droplets. Therefore in addition to mandatory masking, social distancing, increased hand washing, and increased surface sanitary precautions, the Company also installed UV-C devices which flooded the workplace air ducts with UV radiation, and installed several portable UV-C devices with HEPA filters in the workplace. The Company can infer these precautions were effective as the Company did not experience any instances of workplace COVID-19 transmission. However, there is no certainty the effectiveness of these measures will persist during future or variant outbreaks.

The Company's principal operations consist of manufacturing, engineering and research, and prior to the COVID-19 outbreak, most Company personnel worked from the Company's premises. After the outbreak, the Company implemented a work-from-home policy where any individual who could work from home, did so. The Company encouraged all its employees to vaccinate as early as possible and supported the vaccination drive by providing employees information on vaccine availability. The Company also gave time off with pay for employees to take vaccinations or COVID-19 tests. However, while the Company has not experienced any substantial COVID-19- related employee turnover or absenteeism to date, there is no certainty that the Company will not experience such negative effects during future or variant outbreaks that may occur.

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The virus also disrupted the Company's global supply chain, as lockdowns in many countries affected some of its suppliers' ability to produce needed components. These supply constraints and increases in shipping costs may have resulted, and may still result, in increased component costs to the Company. Transport of the Company's products both domestically and across international borders may be affected by the impact of COVID-19 on workers in the transportation industry, and border closures or other travel restrictions. At the beginning of the outbreak, some of the Company's component suppliers from Asia, Europe and North America faced difficulties in supplying production components on time, due to material availability and transport restrictions. To mitigate these effects, the Company changed its purchasing patterns to purchase critical components in greater amounts and prior to their need, instituted risk purchasing policies, and sought out and developed multiple alternative sources and suppliers. The Company believes these mitigation strategies have been effective to date, and critical components including microprocessor chips, electrical and electronic components, steel parts and other items have been made available on time to the Company's production team, however the Company has experienced marginal inflation of production costs. The costs in designing and implementing the COVID-19 mitigation efforts are recognized as general overhead costs and are not segregated in the Company's financial statements. However, despite what the Company believes is the institution of successful mitigation efforts on supply chain disruption to date, there is no certainty the effectiveness of these supply- chain disruption mitigation measures will persist during future outbreaks or variant outbreaks.

During the pandemic, the Company's customers and potential customers, especially those from outside Canada, could not visit the Company's operations, nor could they meet with the Company at trade shows and product exhibitions. It is possible, but not quantifiable, that these restrictions could have led to reduction in revenues during the course of the pandemic from foregone sales.

Costs related to COVID-19 and potential revenue reduction as a result were mitigated through certain government assistance programs, described in the financial statements for the year ended September 30, 2022.

Electrovaya currently depends on a relatively small number of significant customers for a large percentage of its overall revenue. Its customers include end users of MHEVs (primarily forklifts) who purchase its battery products through the Company's direct sales channel, and the customer base has more recently expanded to include forklift manufacturers who distribute Electrovaya's products to their own customers through the manufacturer's distribution channels under the manufacturer's brand. COVID-19 has had and may continue to have unanticipated consequences on the Company's business, overall revenue, and the timing for revenue as a result of effects on the Company's customers, as delivery schedules under supply agreements with manufacturers have been subject to a high degree of variability as compared to the parties' negotiated intentions. In particular, global supply chain effects, particularly for semiconductors, a key components of forklifts, has resulted in an inability on the part of the Company's forklift manufacturing customers to obtain necessary components for their manufacturing operations and therefore disrupted their ability to deliver their products to customers, and in turn disrupted expected ordering patterns and volumes of the Company's batteries for sales through the manufacturer's channels. This effect was not foreseeable at the time of negotiating the supply agreement, and Electrovaya depends on communications from its customers to understand external impacts on their ordering patterns, which either may not be apparent to the customer or not shared with the Company. The Company is in contact with its customers to optimize purchasing patterns under the supply relationships and understand the pressures its customers face to mitigate these effects and create more predictable revenue patterns.

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COVID-19 may also have other general and unquantifiable effects on the Company as global retail sales of goods have been affected by restrictions on store openings, and global shipping of goods has been constrained through capacity issues. Such global impacts on retail sales of goods may have an effect on the Company, as customers have less volume of orders to fulfill and therefore less need to purchase the Company's products. However the Company believes this effect may be offset by higher e-commerce volumes and changing consumer behaviour patterns and an increasing dependence on e-commerce while subject to government-order restrictions on mobility and commercial activity.

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading "Risk Factors" in the Company's AIF for the year ended September 30, 2022.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2022, is available on SEDAR.

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